Exhibit 4.33

Summary of the Share Purchase Agreement between Cemig Capim Branco Energia S.A., Suzano Papel e Celulose S.A., and Suzano Holding S.A., internening by Comercial Agrícola Paineiras LTDA (“Paineiras”) e Epícares Empreendimentos e Participações LTDA (“Epícares”)

On March 12th, 2013, Cemig Capim Branco Energia S.A (“Cemig Capim Branco”) signed a Share Purchase Agreement with Suzano Papel e Celulose S.A. (“SPC”), and Suzano Holding S.A. (“Suzano”) to acquire 30.3030% of the Epícares, which owns 17.8947% of the Consórcio Capim Branco Energia.

For the acquisition to be concluded, SPC and Suzano transferred 30.3030% of the shares held in Epícares to Cemig Capim Branco.

The acquisition price is R$ 97 million.

The acquisition price was deposited in escrow account, and the variation until May 31th will be owned by Cemig Capim Branco and, after this date, will be owned by SPC and Suzano.

In the event the Share Purchase Agreement is rescinded, the infringing party will be subject to a penalty equivalent to 10% of the acquisition price.

The Share Purchase Agreement contains warranties, guarantees and obligations by Cemig Capim Branco, SPC and Suzano.

The closing of the transaction is subject to certain conditions, which include:

Approval by the National Electricity Agency (Agência Nacional de Energia Elétrica, or Aneel) and consents from financing banks, when necessary.

The acquisition was already approved by Economic Defense Administrative Council (Conselho Administrativo de Defesa Econômica, or Cade), on April 18, 2013.